Mail Stop 3561

April 22, 2009

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re: Sino Gas International Holdings, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 9, 2009**
> **File No. 333-147998**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Tandy Representations

1. We note that you have provided Tandy representations in your response letter. If the representations were provided in connection with your Amended Form S-1, the representations are not complete. You should acknowledge that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
    - and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or

any person under the federal securities laws of the United States.

Please revise accordingly.

Organizational History of Sino Gas, page 17

2. We note that you have not registered the spin-off of the Pegasus Tel, Inc. shares to your shareholders. Please advise us why you believe registration is not necessary or the exemption from registration you are relying upon. If you believe that the spin-off did not require registration, please tell us how you complied with Staff Legal Bulletin No. 4 located at our web-site at www.sec.gov. In your response, please address, at a minimum, the following issues: 1) whether the spin-off was pro rata, considering it appears that fractional shares were rounded up to the next whole share, 2) Pegasus Tel terminated its Exchange Act reporting status, and 3) the revised definitive information statement on Schedule 14C you filed on EDGAR on November 28, 2007 discloses a ratio of 1:20 for purposes of effectuation of the spin-off.   We may have further comment.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Esq.
    Cadwalader, Wickersham & Taft LLP

Yuchuan Liu
Sino Gas International Holdings, Inc.
April 22, 2009
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